7 Acquisition Corporation

750 East Main Street, Suite 600

Stamford, Connecticut 06902

November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin Pattan

Re:	7 Acquisition Corporation Registration Statement on Form S-1 File No. 333-260368

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 7 Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 4, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Lisa Zhang, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 909-3007, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Brian Friedman
Name: Brian Friedman
Title: General Counsel